NATIONAL INSTRUMENT FORM 51-102F6

STATEMENT OF EXECUTIVE COMPENSATION

JUNE 23, 2020

15th Floor, 1040 West Georgia Street
Vancouver, B.C.  V6E 4H1
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

STATEMENT OF EXECUTIVE COMPENSATION

TABLE OF CONTENTS

NAMED EXECUTIVE OFFICERS	1
COMPENSATION DISCUSSION AND ANALYSIS	2
REPORT ON EXECUTIVE COMPENSATION	3
Philosophy and Objectives	3
Base Salary	3
Bonus Compensation	4
All Other Fees	5
Equity Participation - Option Based Awards	5
Equity Participation - RSU and DSU Plans	5
General	5
Performance Graph	6
Summary Neo Compensation Table	7
Incentive Plan Awards	9
Pension Plan Benefits	10
Termination And Change Of Control Benefits	10
DIRECTOR COMPENSATION	12
Philosophy and Objectives	12
Director Compensation Table	12
Outstanding Share-based Awards and Option-based Awards	13
Incentive Plan Awards - Value Vested or Earned During the Year	14
COMPENSATION ACTIONS, DECISIONS OR POLICIES MADE AFTER DECEMBER 31, 2019.	15

(the "Company")

15th Floor, 1040 West Georgia Street
Vancouver, B.C.  V6E 4H1
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

NATIONAL INSTRUMENT FORM 51-102F6

STATEMENT OF EXECUTIVE COMPENSATION
as at December 31, 2019 (except as otherwise indicated)

This Statement of Executive Compensation (the "Statement") should be read in conjunction with the Annual  Financial Statements of the Company for the financial year ended December 31, 2019 and with the Information Circular of the Company dated June 11, 2019, both of which are publicly available on SEDAR at www.sedar.com.

In this Statement, references to "the Company", "we" and "our" refer to Northern Dynasty Minerals Ltd.  "Common Shares" means common shares without par value in the capital of the Company.

All monetary amounts herein are expressed in Canadian Dollars ("$") unless otherwise stated.

The Compensation Committee (the "Committee") of the Board of Directors of the Company (the "Board") recommends compensation for the directors and executive officers of the Company.  The Committee charter is included in the Governance Manual and is available for viewing at or can be downloaded from the Company's website under Corporate / Governance, at www.northerndynastyminerals.com.

The function of the Committee includes review, on an annual basis, of the compensation paid to the Company's executive officers and directors, review of the performance of the Company's executive officers and making recommendations on compensation to the Board.

The Committee administers the Company's share option plan and periodically considers the grant of share options.  Share options have been granted to the executive officers and directors and certain other service providers, taking into account competitive compensation factors and the belief that share options help align the interests of executive officers, directors and service providers with the interests of shareholders.

The Committee also administers the Company's Deferred Share Unit ("DSU") and Restricted Share Unit ("RSU") Plans.

See Compensation Discussion and Analysis, the Summary NEO Compensation Table and the Director Compensation below, for details of compensation paid to management of the Company during the fiscal year ended December 31, 2019.

NAMED EXECUTIVE OFFICERS

In this section "Named Executive Officer" (or "NEO") means the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO"), and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was more than $150,000, as well as any additional individual who would be an NEO but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at December 31, 2019.

The NEOs of the Company as at December 31, 2019 are as follows:

  Mr. Ronald Thiessen - President and CEO of the Company;
  Mr. Mark Peters - CFO of the Company;
  Mr. Thomas Collier - Pebble Limited Partnership ("PLP") President, CEO and Chief Operating Officer;
  Mr. Peter Robertson - PLP Senior Vice President Corporate Affairs; and
  Mr. Stephen Hodgson - PLP Senior Vice President Engineering and Project Director.

COMPENSATION DISCUSSION AND ANALYSIS

As indicated above, the Company's Compensation Committee (the "Committee") assists the Board in carrying out its responsibilities relating to executive and director compensation.  The Committee's charter is included in the Governance Manual and is available for viewing from the Company's website under Corporate / Governance on the Company's website at www.northerndynastyminerals.com.

The current members of the Committee of the Company are Ken Pickering (Chair), Gordon Keep and David Laing, all of whom are independent directors.

The members of the Committee possess the skills and experience that enable the committee to make decisions on the suitability of the Company's compensation policies and practices.

As a result of their education and experience, each member of the Committee has familiarity with, an understanding of, or experience in:

(a) reviewing compensation philosophy including base compensation structures & incentive programs;

(b) reviewing specific executive and director compensation;

(c) administering of share options and other equity based compensation plans and the determination of share option grants; and

(d) reviewing performance goals and the assessments of corporate officers.

Messrs. Pickering, Keep and Laing, serve on other boards of publicly traded mining companies and have experience in the area of compensation and related issues.

The Committee has, among other things, the following duties, responsibilities and authority:

(a) to recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on its committees.  The Committee shall review director compensation at least annually.

(b) to annually review the Company's base compensation structure and the Company's incentive compensation, share option and other equity-based compensation programs and recommend changes in or additions to such structure and plans to the Board as needed.

(c) to recommend to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

(d) to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers, and recommend incentive compensation participation levels for Officers under any such incentive compensation plan.  In determining the incentive component of compensation, the Committee will consider the Company's performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(e) to evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(f) to periodically review with the Chairman and CEO their assessments of corporate officers and senior managers and succession plans and make recommendations to the Board regarding appointment of officers and senior managers.

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(g) to administer the Company's share option and other equity based compensation plans and determine the annual grants of share options and other equity based compensation.

(h) to recommend to the Nominating and Governance Committee of the Board the qualifications and criteria for membership on the Committee.

REPORT ON EXECUTIVE COMPENSATION

This report on executive compensation has been authorized by the Committee members as aforementioned.  The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company's senior management, although the Committee guides it in this role.  As part of its mandate, the Board determines the type and amount of compensation for the Company's executive officers.  In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Committee receives competitive market information on compensation levels for executives.  The Company's compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company's business.

Philosophy and Objectives

The Company's senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a) attracting and retaining talented, qualified and effective executives;

(b) motivating the short and long-term performance of these executives; and

(c) better aligning their interests with those of the Company's Shareholders.

In compensating its senior management, the Company employs a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board's view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives.  The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international list publications.  Payment of a cash salary fits within the objective of the compensation program since it rewards each NEO for performance of his duties and responsibilities.

Messrs. Thiessen (CEO) and Snyman (former CFO) are directors of Hunter Dickinson Services Inc. ("HDSI"), and Mr. Peters (CFO) is an employee of HDSI.  The compensation amounts shown in the compensation tables herein reflect the amounts paid or payable by the Company in respect of these individuals and is based on estimated time spent by them providing services to the Company.

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Bonus Compensation

Except as outlined herein, there are currently no performance goals set by the Company for executive bonus compensation.  Bonus compensation is awarded at the discretion of the Board and the Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses.  The Company's objective is to achieve certain strategic objectives and milestones relating to the Pebble Limited Partnership.  The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses.

Mr. Collier's employment agreement provides for a discretionary bonus based on performance milestones related to the advancement of the Pebble Project, and in addition to the discretionary bonus, the payment of an extraordinary bonus (the "Bonus") in the event that a positive final record of decision in respect of a 404 permit (the "ROD") for the Pebble Project is issued by the United States Army Corps of Engineers (the "USACE") as follows:

The Bonus on the issue of for a final positive ROD will be payable as follows:

(a) within four years from date of application US$12.5 million;

(b) within five years from date of application US$10.0 million;

(c) within six years from date of application US$7.5 million.

In the event that the Board determines to delay the permit process or file a material modification of the permit application (the "Permit Modification") the date such delay is reversed and PLP renews its efforts to actively pursue the permit or the date such Permit Modification is filed shall be substituted for the foregoing date of application.

Notwithstanding the foregoing, in the event of litigation following the issuance of the ROD, then an amount equal to 35% of the Bonus as determined above will be paid out and the balance (65%) paid out after the later of the running of all statutes of limitation or the settlement or resolution of all litigation related to the ROD in favor of PLP.  For the purposes hereof litigation related to the ROD will be considered settled or resolved in favor of PLP only if PLP is able to proceed with the development and construction of the same project in all material respects that was approved under the ROD.  In the event the Company is required to pay all or a part of the Bonus, the Company may pay such in cash or in stock of the Company at the Company's sole election.

Mr. Hodgson's employment agreement provides for a discretionary bonus based on performance milestones related to the advancement of the Pebble Project, and the issuance of a positive ROD as follows:

The Bonus structure to Mr. Hodgson is as follows:

(a) US$100,000 upon USACE's acceptance of Pebble Project permit application by April 1, 2018 (met and paid in late 2017);

(b) US$100,000 upon completion by USACE of an Environment Impact Study ("EIS") scoping period by August 1, 2018 (met and paid in 2018);

(c) US$100,000 upon receipt from USACE of a Draft EIS by September 1, 2019 (met and paid in ; and 2019); and

(d) US$600,000 upon receipt from USACE of a positive ROD by November 1, 2020.

The Company also obtains salary and bonus information through its affiliation to the HDI group of companies.  No compensation was paid directly to HDSI or any compensation consultant for compensation services for the two most recently completed financial years.

Statement of Executive Compensation	Page | 4

All Other Fees

There were no other fees paid to any consultants or advisors, which relate to executive compensation.

Equity Participation - Option Based Awards

The Company has a share option plan (the "Option Plan"), which was last approved by shareholders on June 23, 2017.  The Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company, encourage the alignment of interests with its shareholders, and foster their continued association with the Company.

The Company's long term incentives include options to purchase Common Shares.  The Committee is delegated the authority to grant share options.  The Committee reviews the grants of share options to directors, management, employees and consultants.  Share options are generally granted annually, and at other times of the year to individuals commencing employment with the Company.  Share option exercise prices are set in accordance with TSX policies ("TSX rules") and are based on the five-day volume weighted average trading price prior to the date of grant.

The Company believes that encouraging its executives, employees and directors to become Shareholders is the best way of aligning their interests with those of its Shareholders.  Equity participation is accomplished through the Option Plan, as well as through the Deferred Share Unit ("DSU") and the Restricted Share Unit ("RSU") Plans (see below).  Share options are granted taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses, and competitive factors.  Share options vest on terms established by the Committee.

The Company's long term incentive plans are designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent employees, motivating performance through incentive compensation, promoting greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enabling employees to participate in the long-term growth and financial success of the Company.  Share options provide employees with the opportunity to participate in the growth of the price of the Common Shares of the Company, and it allows them to benefit from the favourable tax treatment applicable to this form of compensation.

Equity Participation - RSU and DSU Plans

The Company's RSU and DSU Plans were initially approved by the shareholders in July 2015, and subsequently approved, as amended, for continuation for a further three years, at the Company's shareholder meeting held June 28, 2018.  The purpose of the DSU and RSU Plans (together, the "Plans") is to provide non-executive directors, employees, management and other service providers (the "Eligible Persons") with the opportunity to receive equity based compensation and incentives, thereby (i) increasing the proprietary interests of the Eligible Persons in the Company, (ii) aligning the interests of such Eligible Persons with the interests of the Company's Shareholders (iii) encouraging such Eligible Persons to remain associated with the Company, and (iv) substituting equity based compensation for cash based compensation.

General

The Committee considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Committee in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

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There is a restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.  For the years ended December 31, 2019 and 2018, no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company for the past five years of the Company on the TSX with a cumulative total shareholder return on the S&P/TSX Composite Index.

Although the Company's Common Shares mirrored the negative performance of the TSX during period 2014 to 2015, the Company believes the uncertainty surrounding the United States Environmental Protection Agency (the "EPA") actions regarding a Proposed Determination under Section 404(c) of the Clean Water Act ("CWA") to pre-emptively veto the Pebble Project, together with the weakness in the junior mining sector and the withdrawal of the Company's partner from the Pebble Project in late 2013, all contributed to continued negative performance of the Company's Common Shares over the period 2012 to 2015.  From 2015 to 2016, NEO compensation was on par with 2014 and the Company's market share price recovered from the lows in the prior years.  In 2017, NEO compensation increased due to incentive bonuses being paid in connection with certain milestones being achieved, including the joint settlement agreement reached with the EPA and the submission of a CWA Section 404(c) permit application with the US Army Corps of Engineers, the granting of share options which were valued at higher share prices on date of grant, and the issue of RSUs.  In 2018, NEO compensation decreased mainly due to the lower fair value estimated for share options granted as the Company's Common Share price decreased in 2018.  In 2019, NEO compensation was on par with the prior year, however the Company's share price decreased further in 2019.

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Summary Neo Compensation Table

The compensation paid to the NEOs, which is expressed Canadian dollars unless otherwise noted, during the Company's three most recently completed financial years ended December 31 is set out below:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)
					Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compen- sation ($)	Total Compen-sation ($)
Ronald Thiessen [2] President & CEO	2019	506,000	-	672,000 [6]	-	-	-	-	1,178,000
	2018	506,000	-	513,000 [4]				-	1,019,000
	2017	506,000	402,486 [1][5]	1,108,800 [3]				101,200 [1][5]	2,118,486
Mark Peters [2] CFO	2019	206,250	-	336,000 [6]	-	-	-	-	542,250
Marchand Snyman [2] Former CFO	2019	68,750	-	117,600 [6]	-	-	-	-	186,350
	2018	275,000	-	342,000 [4]				-	617,000
	2017	275,000	218,742 [1][5]	739,200 [3]				55,000 [1][5]	1,287,942
Thomas Collier 1, [7] PLP CEO	2019	862,412	-	57,120 [6]	681,292 [1][2]	-	-	168,058 [1][3], 1[4]	1,768,882
	2018	868,596	-	142,500 [4]	816,931 [1][1]	-	-	161,087 [1][3], 1[4]	1,989,114
	2017	843,718	240,012 [1][6]	-	1,109,489 [1][0]	-	-	164,525 [1][3], 1[4]	2,357,744
Peter Robertson 1, [7] PLP Senior VP Corp. Affairs	2019	550,617	-	57,120 [6]	-	-	-	22,290 [1][3]	630,027
	2018	543,495	-	36,000 [5]				20,643 [1][3]	600,138
	2017	538,329	-	147,800 [3]				31,152 [1][3]	717,281
Stephen Hodgson PLP Senior VP Engineering & Project Director	2019	551,811 [8]	-	57,120 [6]	-	132,678	-	81,621 [1][4]	823,230
	2018	471,179 [8]	-	142,500 [4]	-	254,661	-	25,967 [1][4]	894,307
	2017	211,475 [9]	-	295,680 [3]	-	127,590	-	-	634,745

Notes:

1. Salaries paid to Messrs. Collier and Robertson are paid in United States dollars ("US dollars").  In 2018 & 2019, Mr. Hodgson was paid in US dollars (refer to note 10 below).  For Messrs. Collier, Hodgson and Robertson, the following annual average exchange rates for $1.00 have been applied where applicable:

	2019	2018	2017
US$ for $1.00	0.7537	0.7702	0.7704

2. Salaries for Messrs. Thiessen, Peters and Snyman are paid to HDSI.  The compensation amount shown is the amount paid to HDSI directly for Messrs. Thiessen, Peters and Snyman based on the estimated amount of time spent providing services to the Company, including the Pebble Partnership.  Messrs. Thiessen, Peters and Snyman did not serve the Company on a full time basis.  Mr. Snyman resigned as CFO of the Company effective April 2, 2019 and was replaced by Mr. Peters.

3. The options were granted in July 2017 pursuant to the Company's share option plan.  For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 92.13%, expected dividend yield of 0%, and risk-free interest rate of 1.60%.  The Black-Scholes grant date fair value for these awards was $1.232 per option which was 70% of the option exercise price.

4. The options were granted in August 2018 pursuant to the Company's share option plan.  For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 94.77%, expected dividend yield of 0%, and risk-free interest rate of 2.24%.  The Black-Scholes grant date fair value for these awards was $0.57 per option which was 75% of the option exercise price.

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5. The options were granted in August 2018 pursuant to the Company's share option plan.  For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 3 years, expected volatility of 97.12%, expected dividend yield of 0%, and risk-free interest rate of 2.15%.  The Black-Scholes grant date fair value for these awards was $0.48 per option which was 63% of the option exercise price.

6. The options were granted in September 2019 pursuant to the Company's share option plan.  For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 94.72%, expected dividend yield of 0%, and risk-free interest rate of 1.39%.  The Black-Scholes grant date fair value for these awards was $0.56 per option which was 57% of the option exercise price.

7. Messrs. Collier, who holds the position of PLP CEO, and Robertson, who holds the position of PLP Senior Vice President, Corporate Affairs, are employed and paid through a subsidiary of the Company.

8. Mr. Hodgson is employed and seconded to PLP on a full time basis.  From January 2018 until June 2018, Mr. Hodgson was employed through HDSI, and from July 2018, Mr. Hodgson commenced employment through a US subsidiary of HDSI ("HDUS").  The Company paid HDSI pursuant to set rates for the services of Mr. Hodgson for the first half of 2018 and has reimbursed HDUS for the salary cost incurred since commencing employment through HDUS.  Mr. Hodgson's US dollar salary cost has been translated at the annual average exchange rate for 2018 and 2019 respectively (note 1).

9. Prior to Mr. Hodgson's appointment as PLP Senior VP Engineering & Project Director, Mr. Hodgson did not serve the Company on a full time basis, and his salary from the Company is allocated based on the estimated amount of time spent providing services to the Company, which in 2017 was 75%.

10. Mr. Collier received an aggregate bonus of US$854,750 with respect to fiscal years 2015 and 2016.

11. Mr. Collier received a bonus of US$629,200 in respect to fiscal 2017.

12. Mr. Collier received a bonus of US$513,490 in respect to fiscal 2018.

13. A subsidiary of the Company has a 401(k) retirement savings plan for U.S. employees whereby employees are able to contribute a portion of their pay and receive a dollar for dollar Company match up to 6% of their pay, subject to United States Internal Revenue Service limitations.

14. Messrs. Collier and Hodgson each receive housing, vehicle and spousal/partner allowances as their primary residences are outside of Alaska.

15. Messrs. Thiessen and Snyman received short term incentive compensation in July 2017 which was paid in cash and RSUs.  Mr. Thiessen received 231,314 RSUs and Mr. Snyman received 125,714 RSUs.  The RSUs have been valued at the TSX closing price for the Company's common shares on date of grant, which was $1.74.  The RSUs vested and were settled in common shares in July 2018.

16. Mr. Collier received 107,629 RSUs in September 2017 which have been valued at the TSX closing price $2.23 on date of grant.  The RSUs vested 1/3 on date of grant, 1/3 in September 2018 and 1/3 in September 2019.  Each tranche was settled in Common Shares net of tax obligations.

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Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The Company currently has an option-based awards plan and two share based awards plans.  The following table sets out the options and share-based awards outstanding as at December 31, 2019, for each NEO:

		Option-based Awards				Share-based Awards
Name	Year of grant	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m-d-y	Value of unexercised in-the-money options ($) [1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) [1]	Market or payout value of vested share-based awards not paid out or distrib- uted ($)
Ronald Thiessen President and CEO	2015	450,000	0.50	Oct-20-2020	27,000	-	-	-
	2016	600,000	0.49	Jul-11-2021	42,000	-	-	-
	2017	900,000	1.75	Jul-27-2022	-	-	-	-
	2018	900,000	0.76	Aug-09-2023	-	-	-	-
	2019	1,200,000	0.99	Sep-27-2024	-	-	-	-
Mark Peters CFO	2017	60,000	1.75	Jul-27-2020	-	-	-	-
	2018	60,000	0.76	Aug-09-2021	-	-	-	-
	2019	600,000	0.99	Sep-27-2024	-	-	-	-
Marchand Snyman Former CFO	2015	450,000	0.50	Oct-20-2020	27,000	-	-	-
	2016	600,000	0.49	Jul-11-2021	42,000	-	-	-
	2017	600,000	1.75	Jul-27-2022	-			-
	2018	600,000	0.76	Aug-09-2023	-
	2019	210,000	0.99	Sep-27-2024	-
Thomas Collier PLP CEO	2016	500,000	0.49	Jul-11-2021	35,000	-	-	-
	2018	250,000	0.76	Aug-09-2023	-	-	-	-
	2019	102,000	0.99	Sep-27-2024	-
Peter Robertson PLP Senior VP Corp. Affairs	2016	200,000	0.48	Mar-15-2021	16,000	-	-	-
	2016	125,000	0.49	Jul-11-2021	8,750	-	-	-
	2017	120,000	1.75	Jul-27-2022	-	-	-	-
	2018	75,000	0.76	Aug-09-2021	-	-	-	-
	2019	102,000	0.99	Sep-27-2024	-	-	-	-
Stephen Hodgson PLP Senior VP Engineering & Project Director	2015	90,000	0.50	Oct-20-2020	5,400	-	-	-
	2016	125,000	0.49	Jul-11-2021	8,750	-	-	-
	2017	240,000	1.75	Jul-27-2022	-	-	-	-
	2018	250,000	0.76	Aug-09-2023	-	-	-	-
	2019	102,000	0.99	Sep-27-2024	-	-	-	-

Note:

1. The value is the difference between the TSX closing price of $0.56 per common share at December 31, 2019 and the exercise price of options.

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During the most recently completed financial year, on September 27, 2019, the Company granted 6,610,500 options with an exercise price of $0.99 per Common Share with a five-year term to directors, officers, employees and consultants of the Company and to employees of the Pebble Partnership.  The options vest in two equal tranches: one-half vested on date of grant and one-half vests 12 months from the grant date.  Of the options granted, an aggregate of 3,666,000 options were awarded to directors and officers of the Company.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2019, for each NEO:

Name	Option-based awards - Value vested during the year ($) [1]	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Ronald Thiessen, President and CEO	-	-	-
Mark Peters, CFO	-	-
Marchand Snyman, Former CFO	-	-	-
Thomas C. Collier, PLP CEO	-	80,000 [2]	-
Peter Robertson, PLP Senior VP Corp. Affairs	-	-	-
Stephen Hodgson, Senior VP Engineering & Project Director	-	-	-

Notes:

1. Represents the aggregate dollar value that would have been realized if options under the option-based award had been exercised on the 2019 vesting date determined by taking the difference between the market price of the shares subject to the option at date of vesting and the exercise price of the option.  In 2019, no value would have been realized as the market price did not exceed the exercise price on the date options vested.

2. The final one-third of RSUs issued to Mr. Collier vested in September 2019.  The value has been determined as the grant date TSX closing price multiplied by the number of RSUs that vested.

Pension Plan Benefits

Except as outlined herein, the Company has no pension or deferred compensation plans for its NEOs, directors, officers or employees.

The Pebble Partnership, a subsidiary of the Company, has a 401(k) retirement savings plan for U.S. employees whereby employees are able to contribute a portion of their pay and receive a dollar-for-dollar Company match up to 6% of their pay, subject to IRS limitations.

Termination And Change Of Control Benefits

Other than Messrs. Collier and Robertson, who have employment agreements with a wholly-owned subsidiary of the Company, Pebble Services Inc. ("PSI"), there is no written employment contract between the Company and the remaining NEOs.  Messrs. Thiessen, Peters, and Snyman have agreements with HDSI and are seconded to the Company.  Mr. Hodgson is seconded to the Company on a full time basis based in Anchorage, Alaska through a written employment contract with a wholly-owned US subsidiary of HDSI.  Each of Messrs. Thiessen and Hodgson have change of control agreements with the Company.

There are no compensatory plan(s) or arrangement(s), with respect to any NEO, other than discussed below, resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of any NEO's responsibilities following a change in control.

Under Mr. Collier's employment agreement, in the event of termination without cause by the Company or termination by Mr. Collier for good reason (as defined in the agreement) including a material breach of the agreement by PSI, constructive dismissal by PSI or termination by the employee following the six month period after a change of control if the change of control results in the Company no longer owning any interest in the Pebble Project, Mr. Collier is entitled to receive an amount equal to two years annual base salary.

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With respect to the payment of the Bonus (see Bonus Compensation discussed under Incentive Plan Awards), in the event that there is a positive final ROD:

  within 12 months after the date of termination without cause or termination for good reason, Mr. Collier will be eligible to receive 100% of the Bonus;

  after 12 months but within 24 months from the date of termination without cause or termination for good reason Mr. Collier will be eligible to receive 75% of the Bonus;

  after 24 months but within 36 months of the date of termination without cause or termination for good reason, Mr. Collier will be eligible to receive 50% of the Bonus; and

  36 months or more after the date of termination without cause or termination for good reason, no Bonus will be payable to Mr. Collier.

In the event that Mr. Collier's employment with PSI is terminated pursuant to a change of control, then if Mr. Collier's employment is terminated by PSI without cause or by Mr. Collier for good reason within six months following a change in control, PSI shall pay the Mr. Collier all compensation set forth above including payment of the Bonus.  In addition, each granted and outstanding option to purchase Common Shares then held by Mr. Collier will immediately vest and become exercisable in full in accordance with terms of the Option Plan.

For the purposes of Mr. Collier' agreement, a change of control means a sale of a partnership interest in PLP or a merger, a consolidation, a reorganization or an arrangement that results in a transfer of more than 50% of the total voting power in PLP to a person or a group of persons different from that or those holding such voting power immediately prior to such transaction, other than (i) to a person that already directly or indirectly controls PLP or (ii) the admittance of another limited partner other than the Northern Dynasty partners.

Mr. Robertson's employment agreement with PSI states that in the event that Mr. Robertson's employment with PSI is terminated due to the following conditions:

  a change of control of the Company;

  the position is no longer required by the Company;

  the Company makes a determination not to proceed with the project;

then PSI will provide Mr. Robertson with six months' prior notice of the termination of his employment agreement and Mr. Robertson employment or six months' salary in lieu of notice, or a combination of the two.

The above notice/severance provisions for Mr. Robertson do not apply if he accepts employment from one of PLP's partner companies on terms and conditions no less favorable overall than the terms and conditions of his agreement with PSI.

Under the change of control agreement for Mr. Thiessen, upon resignation or termination without cause, including constructive dismissal, following a change of control, Mr. Thiessen would be entitled to receive a payment equal to two times his annual salary payable by the Company as set out in the agreement (in total $920,000 for Mr. Thiessen).  Under the change of control agreement for Mr. Hodgson, upon termination without cause, including constructive dismissal, following a change of control, Mr. Hodgson would be entitled to receive a payment equal to one time his annual salary payable under his employment contract with a wholly-owned US subsidiary of HDSI.  Mr. Snyman resigned as Chief Financial Officer of the Company effective April 2, 2019.

In addition to the foregoing, Messrs. Thiessen and Hodgson would be entitled to receive any amount earned and payable under any Company incentive plan, or if no amount is earned for the year in question any incentive plan payment made in the previous year, and all stock options held thereby will vest and be exercisable in full until their normal expiry date.

Statement of Executive Compensation	Page | 11

DIRECTOR COMPENSATION

Philosophy and Objectives

The main objective of director compensation is to attract and retain directors with the relevant skills, knowledge and abilities to carry out the Board's mandate.

Director Compensation Table

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO, for the Company's most recently completed financial year of December 31, 2019 is:

Name	Fees earned ($)	Share-based awards ($)	Share option-based awards ($) [3]	Non-equity incentive plan compen-sation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
Desmond Balakrishnan	44,550	-	67,200	-	-	-	111,750
Steven Decker [1]	48,400	-	67,200	-	-	-	115,600
Robert Dickinson 2,	170,000	-	168,000	-	-	-	338,000
Gordon Keep [1]	52,250	-	67,200	-	-	-	119,450
David Laing [1]	52,250	-	67,200	-	-	-	119,450
Christian Milau [1]	57,970	-	67,200	-	-	-	125,170
Ken Pickering [1]	52,250	-	67,200	-	-	-	119,450

Notes:

1. In 2019, each director of the Company was entitled to an annual director's fee comprising of:  a) $44,550 Base Fee; b) $9,570 for being the Chair of the Audit and Risk Committee; c) $3,850 for being the Chair of the Compensation Committee or Nominating and Governance Committee; and d) $3,850 for being a member of one of the committees.

2. Fees for Mr. Dickinson are paid through HDSI.  The fee amounts shown are the amounts paid to HDSI for Mr. Dickinson based on the estimated time spent on the Company's activities.

3. The options were granted in September 2019 pursuant to the Corporation's share option plan.  For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 94.72%, expected dividend yield of 0%, and risk-free interest rate of 1.39%.  The Black-Scholes grant date fair value for these awards was $0.56 per option which was 57% of the option exercise price.

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Statement of Executive Compensation	Page | 12

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding pursuant to the Option Plan and all outstanding share-based awards pursuant to the DSU Plan and the RSU Plan as at December 31, 2019, each director, excluding a director who is already set out in disclosure for an NEO above:

		Option-based Awards				Share-based Awards
Name	Year of grant	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in-the-money options ($) [1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share based awards not paid out or distrib- uted ($) [3]
Desmond Balakrishnan	2016	300,000	0.49	Jul-11-2021	21,000	84,014	-	188,191
	2017	201,000	1.75	Jul-27-2022	-	-	-	-
	2018	100,000	0.76	Aug-09-2023	-	-	-	-
	2019	120,000	0.99	Sep-27-2024	-	-	-	-
Steven Decker	2016	300,000	0.49	Jul-11-2021	21,000	74,830	-	167,619
	2017	201,000	1.75	Jul-27-2022	-	-	-	-
	2018	100,000	0.76	Aug-09-2023	-	-	-	-
	2019	120,000	0.99	Sep-27-2024	-	-	-	-
Robert Dickinson	2015	450,000	0.50	Oct-20-2020	27,000	-	-	-
	2016	450,000	0.49	Jul-11-2021	31,500	-	-	-
	2017	204,000	1.75	Jul-27-2022	-	-	-	-
	2018	200,000	0.76	Aug-09-2023	-	-	-	-
	2019	300,000	0.99	Sep-27-2024	-	-	-	-
Gordon Keep	2015	9,400 [2]	0.37	Mar-10-2021	1,786	-	-	-
	2015	37,600 [2]	0.37	Dec-15-2021	7,144	-	-	-
	2015	37,600 [2]	0.40	Dec-12-2022	6,016	-	-	-
	2015	37,600 [2]	0.29	Dec-8-2024	10,152	-	-	-
	2016	300,000	0.49	Jul-11-2021	21,000	85,884	-	192,380
	2017	201,000	1.75	Jul-27-2022	-	-	-	-
	2018	100,000	0.76	Aug-09-2023	-	-	-	-
	2019	120,000	0.99	Sep-27-2024	-	-	-	-
David Laing	2016	300,000	0.49	Jul-11-2021	21,000	57,738	-	129,333
	2017	201,000	1.75	Jul-27-2022	-	-	-	-
	2018	100,000	0.76	Aug-09-2023	-	-	-	-
	2019	120,000	0.99	Sep-27-2024	-	-	-	-
Christian Milau	2016	300,000	0.49	Jul-11-2021	21,000	63,486	-	142,209
	2017	201,000	1.75	Jul-27-2022	-	-	-	-
	2018	100,000	0.76	Aug-09-2023	-	-	-	-
	2019	120,000	0.99	Sep-27-2024	-	-	-	-

Statement of Executive Compensation	Page | 13

		Option-based Awards				Share-based Awards
Name	Year of grant	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in-the-money options ($) [1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share based awards not paid out or distrib- uted ($) [3]
Ken Pickering	2015	80,000	0.50	Oct-20-2020	4,800	-	-	-
	2016	300,000	0.49	Jul-11-2021	21,000	92,177	-	206,476
	2017	201,000	1.75	Jul-27-2022	-	-	-	-
	2018	100,000	0.76	Aug-09-2023	-	-	-	-
	2019	120,000	0.99	Sep-27-2024	-	-	-	-

Notes:

1. For options, the value is the difference between the TSX closing price of $0.56 per Common Share at December 31, 2019 and the exercise price of the options.

2. On completion of the acquisition of Cannon Point Resources Ltd. ("Cannon Point") in October 2015, Mr. Keep's Cannon Point options were exchanged for options of the Company.

3. For DSUs, the value has been calculated based on the number of Common Shares underlying such awards multiplied by the TSX closing price of $2.24 per Common Share on date of grant.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out all awards pursuant to incentive plans (value vested or earned) during the year ended December 31, 2019, for each director, excluding a director who is already set out in disclosure for an NEO above:

Name	Option-based awards - Value vested during the year [1] ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Desmond Balakrishnan	-	-	-
Steven Decker	-	-	-
Robert Dickinson	-	-	-
Gordon Keep	-	-	-
David Laing	-	-	-
Christian Milau	-	-	-
Ken Pickering	-	-	-

Notes:

1. Represents the aggregate dollar value that would have been realized if options under the option-based award had been exercised on the vesting date, determined by taking the difference between the market price of the shares subject to the share option at date of vesting and the exercise price of the share option.  In 2019, no dollar value would have been realized as the market price did not exceed the exercise price on the date options vested.

Statement of Executive Compensation	Page | 14

COMPENSATION ACTIONS, DECISIONS OR POLICIES MADE AFTER DECEMBER 31, 2019.

Given the evolving nature of the Corporation's business, the Board continues to review and redesign the overall compensation plan for directors and senior management so as to continue to address the objectives identified above.

DATED at Vancouver, British Columbia, June 23, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald Thiessen Ronald Thiessen President and Chief Executive Officer
Statement of Executive Compensation	Page | 15